UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)

Brookdale Senior Living Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

37944Q 10 3
(CUSIP Number)

David N. Brooks
Secretary, Vice President and General Counsel
c/o Fortress Investment Group LLC
1345 Avenue of the Americas
New York, New York 10105
(212) 798-6100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

COPY TO:
Joseph A. Coco, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3000

February 20, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.☐

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 37944Q 10 3		Page 2 of 13 Pages
1		NAME OF REPORTING PERSONS FIG LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) | | (b) | X |
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Not applicable
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -20,285,916-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -18,541,558-*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -20,285,916-
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3% (based on 124,285,473 shares of common stock outstanding (excluding unvested restricted shares) as of November 4, 2013)
14		TYPE OF REPORTING PERSON (See Instructions) OO
*  8,793,392 shares solely in its capacity as investment manager of Fortress RIC Coinvestment Fund LP (“Fortress RIC”); 8,800,434 shares solely in its capacity as investment manager of Fortress Investment Fund IV (Fund A) L.P., Fortress Investment Fund IV (Fund B) L.P., Fortress Investment Fund IV (Fund C) L.P., Fortress Investment Fund IV (Fund D) L.P., Fortress Investment Fund IV (Fund E) L.P., Fortress Investment Fund IV (Fund F) L.P., Fortress Investment Fund IV (Fund G) L.P., Fortress Investment Fund IV (Coinvestment Fund A) L.P., Fortress Investment Fund IV (Coinvestment Fund B) L.P., Fortress Investment Fund IV (Coinvestment Fund C) L.P., Fortress Investment Fund IV (Coinvestment Fund D) L.P., Fortress Investment Fund IV (Coinvestment Fund F) L.P., and Fortress Investment Fund IV (Coinvestment Fund G) L.P. (collectively, the “Fund IV and Fund IV (Co) Funds”); and 947,732 shares solely in its capacity as holder of all of the issued and outstanding interests of Drawbridge Special Opportunities Advisors LLC, which may be deemed to beneficially own such shares in its capacity as investment manager of Drawbridge Special Opportunities Fund LP and Drawbridge Special Opportunities Fund Ltd.

SCHEDULE 13D

CUSIP No. 37944Q 10 3		Page 3 of 13 Pages
1		NAME OF REPORTING PERSONS Fortress Operating Entity I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) | | (b) | X |
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Not applicable
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -20,285,916-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -18,541,558-*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -20,285,916-
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3% (based on 124,285,473 shares of common stock outstanding (excluding unvested restricted shares) as of November 4, 2013)
14		TYPE OF REPORTING PERSON (See Instructions) PN
*  Solely in its capacity as holder of all of the issued and outstanding interests of FIG LLC.

SCHEDULE 13D

CUSIP No. 37944Q 10 3		Page 4 of 13 Pages
1		NAME OF REPORTING PERSONS FIG Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) | | (b) | X |
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Not applicable
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -20,285,916-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -18,541,558-*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -20,285,916-
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3% (based on 124,285,473 shares of common stock outstanding (excluding unvested restricted shares) as of November 4, 2013)
14		TYPE OF REPORTING PERSON (See Instructions) CO
*  Solely in its capacity as the general partner of Fortress Operating Entity I LP.

SCHEDULE 13D

CUSIP No. 37944Q 10 3		Page 5 of 13 Pages
1		NAME OF REPORTING PERSONS Fortress Investment Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) | | (b) | X |
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Not applicable
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -20,285,916—
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -18,541,558-*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -20,285,916—
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3% (based on 124,285,473 shares of common stock outstanding (excluding unvested restricted shares) as of November 4, 2013)
14		TYPE OF REPORTING PERSON (See Instructions) OO
*  Solely in its capacity as holder of all of the issued and outstanding interests of FIG Corp.

SCHEDULE 13D

CUSIP No. 37944Q 10 3		Page 6 of 13 Pages
1		NAME OF REPORTING PERSONS Wesley R. Edens
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) | | (b) | X |
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Not applicable
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -20,285,916—
	9	SOLE DISPOSITIVE POWER -831,069-
	10	SHARED DISPOSITIVE POWER -17,593,826-*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -20,285,916—
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3% (based on 124,285,473 shares of common stock outstanding (excluding unvested restricted shares) as of November 4, 2013)
14		TYPE OF REPORTING PERSON (See Instructions) IN
*  By virtue of his ownership interests of Fortress Investment Group LLC and certain of its affiliates, and his position as co-chairman of Fortress Investment Group LLC, Wesley R. Edens may be deemed to beneficially own 17,593,826 shares beneficially owned by Fortress Investment Group LLC and/or certain of its affiliates.  Mr. Edens disclaims beneficial ownership of such shares.

SCHEDULE 13D

CUSIP No. 37944Q 10 3		Page 7 of 13 Pages
1		NAME OF REPORTING PERSONS Randal A. Nardone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) | | (b) | X |
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Not applicable
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -20,285,916-
	9	SOLE DISPOSITIVE POWER -913,289-
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -20,285,916-
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3% (based on 124,285,473 shares of common stock outstanding (excluding unvested restricted shares) as of November 4, 2013)
14		TYPE OF REPORTING PERSON (See Instructions) IN

This Schedule 13D relating to the common stock, $.01 par value per share (the “Common Stock”), of Brookdale Senior Living Inc. (the “Issuer”) is being filed to reflect the entry into a letter agreement on February 20, 2014 among the Issuer and certain current and former reporting persons.  Unless otherwise defined in this Schedule 13D, capitalized terms used but not defined herein shall have the meanings as are ascribed to such terms in the Schedule 13D filed on July 25, 2006, as subsequently amended on January 4, 2008, December 2, 2008, November 16, 2009,  May 20, 2010 and November 12, 2010. Except as amended and supplemented hereby, the Schedule 13D as amended prior to the date hereof remains in full force and effect.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is amended and restated in its entirety to read as follows:

(a), (b), (c), and (f). This Statement is being filed jointly pursuant to a joint filing agreement attached hereto as Exhibit 99.1 among FIG LLC (“FIG”), Fortress Operating Entity I LP (“FOE I”), FIG Corp., Fortress Investment Group LLC (“Fortress” and, together with FIG, FOE I and FIG Corp., the “Fortress Reporting Persons”), Wesley R. Edens, and Randal A. Nardone, collectively referred to herein as the “Reporting Persons.” The business address of each of the Reporting Persons is 1345 Avenue of the Americas, 46th Floor, New York, New York 10105. The principal business of each of the Fortress Reporting Persons is making securities, real estate and other asset-based investments. Set forth in the Amended and Restated Annex A attached hereto is a listing of the directors and executive officers of each of Fortress, FIG Corp., FIG, and the general partner of FOE I (collectively, the “Covered Persons”), and the business address and present principal occupation or employment of each of the Covered Persons and Messrs. Edens and Nardone, and is incorporated herein by reference. Each of the Covered Persons is a United States citizen.

(d) and (e).  None of Wesley R. Edens or Randal A. Nardone or any Covered Person has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction

Item 4 is amended to include the following paragraphs:

“On February 20, 2014, FIG LLC and certain of its affiliates entered into a letter agreement (the “Letter Agreement”) with the Issuer.  Among other things, the Letter Agreement sets forth agreements between the Issuer and the Stockholders (as defined in the Letter Agreement) regarding the sale of equity securities of the Issuer, and the exercise of registration rights by the Stockholders under the Stockholders Agreement, following the execution of the Agreement and Plan of Merger, dated as of February 20, 2014 (the “Merger Agreement”), by and among the Issuer, Broadway Merger Sub Corporation and Emeritus Corporation.

In addition, FIG LLC has agreed that if at any time the Stockholders have beneficial ownership of (1) less than 10% of the voting power of the Issuer, then FIG LLC shall cause one director designated by it to immediately resign from the Issuer’s board of directors and (2) less than 5,000,000 shares of Common Stock, then FIG LLC shall cause the remaining director designated by it to immediately resign from the Issuer’s board of directors.

The Stockholders have also agreed to vote any shares of Common Stock that they hold as of the record date for the Issuer’s shareholder meeting to be held in connection with the transactions contemplated by the Merger Agreement in favor of (a) the issuance of shares of Common Stock pursuant to the Merger Agreement and (b) the approval and adoption of the amendment to the Issuer’s certificate of incorporation contemplated by the Merger Agreement.

The foregoing description of the Letter Agreement is not intended to be complete and is qualified in its entirety by reference to the Letter Agreement filed as Exhibit 99.2 hereto, and incorporated herein by reference.”

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and restated in its entirety to read as follows:

(a) and (b).

For the reasons set forth below, each of FIG, FOE, FIG Corp. and Fortress may be deemed to beneficially own the 20,285,916 shares held directly by investment entities which are managed (directly or indirectly) by FIG.  Each of FIG, FOE, FIG Corp. and Fortress does not directly own any securities of the Issuer. However, (i) FIG has the ability to direct the management of Fortress RIC and the Fund IV and Fund IV (Co) Funds as the investment manager of Fortress RIC and the Fund IV and Fund IV (Co) Funds; (ii) FIG is the holder of all issued and outstanding interests of Drawbridge Special Opportunities Advisors LLC, which may be deemed to beneficially own shares in its capacity as investment manager of Drawbridge Special Opportunities Fund LP and Drawbridge Special Opportunities Fund Ltd.; (iii) FOE has the ability to direct the management of FIG’s business and affairs as the sole member of FIG; (iv) FIG Corp. has the ability to direct the management of FOE’s business and affairs as the general partner of FOE; and (v) Fortress has the ability to direct the management of FIG Corp.’s business and affairs as the owner of all issued and outstanding shares of FIG Corp.

As a result of being parties to the Stockholders Agreement, the Reporting Persons may be deemed to be a group within the meaning of Section 13(d)(3) of the Act and to be the beneficial owners of 20,285,916 shares of Common Stock representing approximately 16.3% of the Issuer’s Common Stock. Notwithstanding the foregoing, however, the Reporting Persons have no power to vote, direct the voting of, dispose of, or direct the disposal of, any of Common Stock other than the power provided pursuant to the Stockholders Agreement. The foregoing includes the following direct ownership: Wesley R. Edens directly owns and has sole dispositive power over 831,069 shares of Common Stock and Randal A. Nardone directly owns and has sole dispositive power over 913,289 shares of Common Stock. Each of the Covered Persons disclaims beneficial ownership of the shares of Common Stock from time to time owned directly or otherwise beneficially by the Reporting Persons, other than shares of Common Stock directly owned by such Covered Person.

(c), (d) and (e). Not applicable.

Item 7.	Material to be Filed as Exhibits

Exhibit	Description

99.1
Joint Filing Agreement, dated November 12, 2010, by and among Fortress RIC Coinvestment Fund LP, FIG LLC, Fortress Operating Entity I LP, FIG Corp., Fortress Investment Group LLC, Wesley R. Edens and Randal A. Nardone. (Incorporated by reference to Exhibit 99.1 to the Schedule 13D/A filed by the afore-referenced persons on November 12, 2010).

99.2	Letter Agreement, dated February 20, 2014, by and among Brookdale Senior Living Inc., FIG LLC and the other signatories thereto.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 21, 2014

FIG LLC
By:	/s/ David N. Brooks
David N. Brooks its Secretary, Vice-President and General Counsel

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 21, 2014

FORTRESS OPERATING ENTITY I LP
By:	FIG Corp., as General Partner
By:	/s/ David N. Brooks
David N. Brooks its Secretary, Vice-President and General Counsel

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 21, 2014

FIG CORP.
By:	/s/ David N. Brooks
David N. Brooks its Secretary, Vice-President and General Counsel

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 21, 2014

FORTRESS INVESTMENT GROUP LLC
By:	/s/ David N. Brooks
David N. Brooks its Secretary, Vice-President and General Counsel

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 21, 2014

By:	/s/ Wesley R. Edens
Wesley R. Edens

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 21, 2014

By:	/s/ Randal A. Nardone
Randal A. Nardone

AMENDED AND RESTATED ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS OF FORTRESS INVESTMENT GROUP LLC

The name and principal occupation of each of the directors and executive officers of Fortress Investment Group LLC, the holder of all of the issued and outstanding shares of FIG Corp., are listed below. Unless indicated otherwise below, the principal business address of each of the directors and executive officers of Fortress Investment Group LLC is 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

NAME	PRINCIPAL OCCUPATION
Wesley R. Edens	Co-Chairman of the Board of Directors and Principal of Fortress Investment Group LLC
Peter L. Briger, Jr.	Co-Chairman of the Board of Directors and Principal of Fortress Investment Group LLC
Randal A. Nardone	Principal and Director of Fortress Investment Group LLC
Michael E. Novogratz	Principal and Director of Fortress Investment Group LLC
Daniel N. Bass	Chief Financial Officer and Treasurer of Fortress Investment Group LLC
David Brooks	Secretary, Vice President and General Counsel of Fortress Investment Group LLC
Richard N. Haass	President of the Council on Foreign Relations. The Council on Foreign Relations’ address is The Harold Pratt House, 58 East 68th Street, New York, NY 10021.
Douglas L. Jacobs	Director of Doral Financial Corporation. Doral Financial Corporation's address is 1451 Franklin D. Roosevelt Avenue, San Juan, Puerto Rico 00920-2717.
David B. Barry	President of Ironstate Development Company. Ironstate Development Company’s address is 50 Washington Street, Hoboken, NJ 07030.
George W. Wellde, Jr.	Chairman of the Board of Trustees of the University of Richmond. The Board of Trustees’ address is Maryland Hall, Suite 200, 28 Westhampton Way, University of Richmond, VA 23173

DIRECTORS AND EXECUTIVE OFFICERS OF FIG CORP.

The name and principal occupation of each of the directors and executive officers of FIG Corp., the general partner of Fortress Operating Entity I LP, are listed below. The principal business address of each of the directors and executive officers of FIG Corp. is c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

NAME	PRINCIPAL OCCUPATION
Wesley R. Edens	Co-Chairman of the Board of Directors and Principal of Fortress Investment Group LLC
Peter L. Briger, Jr.	Co-Chairman of the Board of Directors and Principal of Fortress Investment Group LLC
Randal A. Nardone	Principal and Director of Fortress Investment Group LLC
Michael E. Novogratz	Principal and Director of Fortress Investment Group LLC
Daniel N. Bass	Chief Financial Officer and Treasurer of Fortress Investment Group LLC
David Brooks	Secretary, Vice President and General Counsel of Fortress Investment Group LLC

GENERAL PARTNER OF FORTRESS OPERATING ENTITY I LP

The name of the general partner of Fortress Operating Entity I LP, the holder of all issued and outstanding shares of beneficial interest of FIG LLC, is FIG Corp. The name and principal occupation of each of the directors and executive officers of FIG Corp. are listed below. The principal business address of the general partner of Fortress Operating Entity I LP and each of the directors and executive officers of FIG Corp. is c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

NAME	PRINCIPAL OCCUPATION
Wesley R. Edens	Co-Chairman of the Board of Directors and Principal of Fortress Investment Group LLC
Peter L. Briger, Jr.	Co-Chairman of the Board of Directors and Principal of Fortress Investment Group LLC
Randal A. Nardone	Principal and Director of Fortress Investment Group LLC
Michael E. Novogratz	Principal and Director of Fortress Investment Group LLC
Daniel N. Bass	Chief Financial Officer and Treasurer of Fortress Investment Group LLC
David Brooks	Secretary, Vice President and General Counsel of Fortress Investment Group LLC

DIRECTORS AND EXECUTIVE OFFICERS OF FIG LLC

The name and principal occupation of the each of the directors and executive officers of FIG LLC, the investment manager of Fortress RIC Coinvestment Fund LP and the holder of all issued and outstanding interest of Drawbridge Special Opportunities Advisors, LLC, which may be deemed to beneficially own shares in its capacity as investment manager of Drawbridge Special Opportunities Fund LP and Drawbridge Special Opportunities Fund Ltd., are listed below. The principal business address of each of the directors and executive officers of FIG LLC is c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

NAME	PRINCIPAL OCCUPATION
Wesley R. Edens	Co-Chairman of the Board of Directors and Principal of Fortress Investment Group LLC
Peter L. Briger, Jr.	Co-Chairman of the Board of Directors and Principal of Fortress Investment Group LLC
Randal A. Nardone	Principal and Director of Fortress Investment Group LLC
Michael E. Novogratz	Principal and Director of Fortress Investment Group LLC
Daniel N. Bass	Chief Financial Officer and Treasurer of Fortress Investment Group LLC
David Brooks	Secretary, Vice President and General Counsel of Fortress Investment Group LLC